UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-10257

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Report comprises the following:

Exhibit No.	Description

99.1
Barclays Bank PLC provides a notice of redemption and cancellation of listing to the holders of Barclays Bank PLC’s $2,000,000,000 2.650% Fixed Rate Senior Notes due 2021 and $1,000,000,000 Floating Rate Senior Notes due 2021, dated November 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC (Registrant)

Date: November 10, 2020	By:	/s/ Karen Rowe
Name: Karen Rowe
Title: Assistant Secretary